                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                FOR THE TRANSITION PERIOD FROM ______ TO ________


                         COMMISSION FILE NUMBER 0-20570


                                    ---------


       A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT
                      FROM THAT OF THE ISSUER NAMED BELOW:


              USA NETWORKS, INC. RETIREMENT SAVINGS PLAN--COMMERCE


        B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND
                                       THE
                   ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                               USA NETWORKS, INC.
                              152 WEST 57TH STREET
                               NEW YORK, NEW YORK
                                      10019

                              REQUIRED INFORMATION

1. Not Applicable

2. Not Applicable

3. Not Applicable

4. The USA Networks, Inc. Retirement Savings Plan--Commerce (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibit

(23)     Consent of Ernst & Young LLP

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              USA NETWORKS, INC. RETIREMENT
                                              SAVINGS PLAN--COMMERCE


Date: June 28, 2001                           By: /s/ Lisa Letizio
                                              -------------------------------
                                              Lisa Letizio
                                              Member, Plan Administrative
                                              Committee

                                   Appendix I


AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

USA Networks, Inc. Retirement Savings Plan - Commerce
As of December 31, 2000 and 1999 and Year ended December 31, 2000 with Report of Independent Certified Public Accountants

              USA Networks, Inc. Retirement Savings Plan - Commerce

                          Audited Financial Statements
                           and Supplemental Schedules

        As of December 31, 2000 and 1999 and Year ended December 31, 2000


                                    CONTENTS

Report of Independent Certified Public Accountants............................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statement of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements.................................................4


Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year).................9
Schedule G, Part III--Schedule of Nonexempt Transactions.....................10

               Report of Independent Certified Public Accountants

The Administrative Committee
USA Networks, Inc. Retirement Savings Plan - Commerce

We have audited the accompanying statements of net assets available for benefits of the USA Networks, Inc. Retirement Savings Plan - Commerce as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets as of December 31, 2000 and nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


June 29, 2001
Tampa, Florida

              USA Networks, Inc. Retirement Savings Plan - Commerce

                 Statements of Net Assets Available for Benefits


                                                      DECEMBER 31
                                                2000              1999
                                          ------------------------------------
ASSETS
Investments, at fair value                     $72,939,448      $55,912,957

Receivables:
   Participant                                     699,704           35,461
   Employer                                        239,871           13,116
                                          ------------------------------------
Total receivables                                  939,575           48,577
                                          ------------------------------------
Net assets available for benefits              $73,879,023      $55,961,534
                                          ====================================

SEE ACCOMPANYING NOTES.

              USA Networks Inc. Retirement Savings Plan - Commerce

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
     Dividend and interest income                                                   $  3,687,823

   Contributions:
     Participant contributions                                                         8,793,125
     Employer contributions                                                            1,839,085
     Participant rollover contributions                                                1,634,571
                                                                                   ---------------
                                                                                      12,266,781

   Transfers from Ticketmaster 401(k) Savings Plan                                    23,353,181
   Transfers from Precision Response Corporation, Inc.
        401(k) Profit Sharing Plan                                                     3,824,753
                                                                                   ---------------
Total additions                                                                       43,132,538

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Net realized and unrealized depreciation in fair value of plan investments         13,510,530
   Benefits paid to participants                                                       7,332,762
   Administrative expenses                                                                27,122
   Transfers to USA Networks, Inc. Retirement Savings Plan - Networks                  4,344,635
                                                                                   ---------------
Total deductions                                                                      25,215,049
                                                                                   ---------------

Net increase in net assets available for benefits                                     17,917,489
Net assets available for benefits--beginning of year                                  55,961,534
                                                                                   ---------------
Net assets available for benefits--end of year                                       $73,879,023
                                                                                   ===============

SEE ACCOMPANYING NOTES.

              USA Networks, Inc. Retirement Savings Plan - Commerce

                          Notes to Financial Statements

                                December 31, 2000

1. DESCRIPTION OF THE PLAN

The following description of the USA Networks, Inc. Retirement Savings Plan - Commerce (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution Plan covering substantially all employees of certain affiliated companies of USA Networks, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2000, the Plan was amended to include assets of $23,353,181 of the Ticketmaster 401(k) Savings Plan. Additionally, assets of $4,344,635 attributable to participants who are current or former USAi Corporate employees and USA Broadcasting employees were transferred out of the Plan. Concurrent with the above merger and transfer, the Plan was renamed the USA Networks, Inc. Retirement Savings Plan - Commerce. In addition, the amendment to the Plan changed certain other provisions of the Plan, including vesting requirements and eligibility.

Effective September 1, 2000, assets of $3,824,753 of the Precision Response Corporation, Inc. 401(K) Profit Sharing Plan were transferred and assumed by the Plan.

Subsequent to December 31, 1999, New York Life Trust Company was replaced with UMB Bank as the trustee of the Plan and J.P. Morgan/American Century as the record keeper of the Plan. All assets of the Plan were transferred to UMB Bank effective January 1, 2000.

CONTRIBUTIONS

Participants can make contributions through payroll deductions ranging from 1% to 16% of their compensation as defined in the Plan, limited to $10,500 and $10,000 in 2000 and 1999, respectively. Participants can direct their contributions to any of the Plan's fund options and may change their investment options on a daily basis.

              USA Networks, Inc. Retirement Savings Plan - Commerce

1. DESCRIPTION OF THE PLAN (CONTINUED)

The Company contributes an amount equal to 50% of the first 6% of base compensation that a participant contributes to the Plan. The Company may also make a discretionary contribution of funds which is set annually by the Company's Board of Directors. For the year ended December 31, 2000, the Company's matching contribution was $1,839,085. No discretionary contributions were made to the Plan.

VESTING

Participant contributions are fully vested at the time of contribution. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after four years of credited service.

ELIGIBILITY

Participants must be 21 years of age or older and have completed at least one year of service, as defined in the Plan document.

PARTICIPANTS' ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings. Allocations are based on participant account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

FORFEITURES

Company matching contributions that become forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned. The remaining amount, if any, is used to reduce the Company's matching contributions. Forfeited non-vested accounts totaled $1,411,530 and $85,658 at December 31, 2000 and 1999, respectively.

              USA Networks, Inc. Retirement Savings Plan - Commerce

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence which can have terms up to 15 years, loan terms are limited to a maximum of five years. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through biweekly payroll deductions.

PAYMENT OF BENEFITS

Upon a participant's retirement, death, disability or other interruption of continuous service, his/her entire vested account balance will be distributed in the form of a lump sum unless the participant's vested balance is at least $5,000 and the participant elects to leave such amounts in the Plan.

PLAN TERMINATION

Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants' accounts would become 100% vested and the assets would be distributed to participants.

ADMINISTRATIVE EXPENSES

Substantially all of the administrative expenses are paid by the Company. Participants are responsible for certain transaction fees related to their respective account, such as loan set-up fees and hardship withdrawal fees. These participant fees were $27,122 for the year ended December 31, 2000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

              USA Networks, Inc. Retirement Savings Plan - Commerce

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

INVESTMENTS

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded as of their trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

During 2000, the Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

         Investments in mutual funds                               $(22,561,790)
         Investments in USA Networks Stock, Inc. Stock Fund           9,051,260
                                                                 ---------------
                                                                   $(13,510,530)
                                                                 ===============

              USA Networks, Inc. Retirement Savings Plan - Commerce

3. INVESTMENTS (CONTINUED)

The Plan's investments are held in a bank-administered trust fund. The following are investments that represent 5% or more of the Plan's net assets.

                                                                   DECEMBER 31
                                                               2000           1999
                                                        --------------------------------
         American Century Ultra Fund                      $  6,142,863     $         -
         American Century Strategic Aggressive Fund          4,727,690               -
         JP Morgan Diversified Fund                          4,598,716               -
         JP Morgan Smart Index Fund                         15,126,772               -
         American Century Stable Asset Fund                 10,744,300               -
         USA Networks, Inc. Stock Fund                      14,959,379      12,746,426
         New York Life Anchor Account                                -       9,643,250
         Mainstay Institutional Indexed Equity Fund                  -      11,379,031
         USA Networks, Inc. EEPP Stock Fund *                        -      10,610,917

         * Non-participant directed

4. INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the Plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

                             SUPPLEMENTAL SCHEDULES

              USA Networks, Inc. Retirement Savings Plan - Commerce

                         E.I.N. 59-2649518 Plan No: 001
                               Schedule H, Line 4i

                    Schedule of Assets (Held at End of Year)

                                December 31, 2000

                                                                          (c)
                            (b)                           DESCRIPTION OF INVESTMENT INCLUDING            (e)
                IDENTITY OF ISSUE, BORROWER,               MATURITY DATE, RATE OF INTEREST,            CURRENT
 (a)              LESSOR, OR SIMILAR PARTY                 COLLATERAL, PAR OR MATURITY VALUE            VALUE
--------------------------------------------------------------------------------------------------------------------
   *     American Century Ultra Fund                                   Mutual fund                   $  6,142,863
   *     American Century Value Fund                                   Mutual fund                      1,276,578
   *     American Century International Growth Fund                    Mutual fund                      2,125,595
   *     American Century Strategic Conservative Fund                  Mutual fund                        458,078
   *     American Century Strategic Moderate Fund                      Mutual fund                      2,557,689
   *     American Century Strategic Aggressive Fund                    Mutual fund                      4,727,690
         Schwab Composite Fund                                         Mutual fund                        675,669
         JP Morgan Diversified Fund                                    Mutual fund                      4,598,716
         JP Morgan Bond Fund                                           Mutual fund                        585,224
         JP Morgan Smart Index Fund                                    Mutual fund                     15,126,772
         Lord Abbett Developing Growth Fund - A                        Mutual fund                      3,302,100
         Legg Mason Value Institutional Port FI                        Mutual fund                      2,177,341
   *     American Century Stable Asset Fund                       Collective trust fund                10,744,300
   *     USA Networks, Inc. Stock Fund                                 Common stock                    14,959,379
                                                                                                 ----------------
                                                                                                       69,457,994
         Participant Loans                                            8.75 to 10.5%                     3,481,454
                                                                                                 ----------------
                                                                                                      $72,939,448
                                                                                                 ================

*Party-in-interest.

Note: Cost information has not been included in column (d), because all investments are participant-directed.

              USA Networks Inc. Retirement Savings Plan - Commerce

                         E.I.N. 59-2649518 Plan No: 001
                              Schedule G, Part III

                       Schedule of Nonexempt Transactions

                          Year ended December 31, 2000

                                    (b)                                  (c)
         (a)               RELATIONSHIP TO PLAN,        DESCRIPTION OF TRANSACTIONS INCLUDING           (d)
     IDENTITY OF            EMPLOYER, OR OTHER             MATURITY DATE, RATE OF INTEREST,           PURCHASE
    PARTY INVOLVED           PARTY-IN-INTEREST            COLLATERAL, PAR OR MATURITY VALUE            PRICE
--------------------------------------------------------------------------------------------------------------------
The Home Shopping                Employer                Late remittance of participant
   Network                                                 contributions for January 2000 made
                                                           March 2, 2000                             $  43,544
Precision Response               Employer                Late remittance of participant
   Corporation                                             contributions for August 2000 made
                                                           March 6, 2001                                79,382
Precision Response               Employer                Late remittance of participant
   Corporation                                             contributions for August 2000 made
                                                           September 28, 2000                           78,968
Precision Response               Employer                Late remittance of participant
   Corporation                                             contributions for September 2000 made
                                                           October 26, 2000                            131,531
Precision Response               Employer                Late remittance of participant
   Corporation                                             contributions for October 2000 made
                                                           January 17, 2001                            120,476
Precision Response               Employer                Late remittance of participant
   Corporation                                             contributions for November 2000 made
                                                           January 26, 2001                            134,931

Note: Columns (e) through (j) are not applicable.